Filed by Towers, Perrin, Forster & Crosby, Inc.,
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies:
Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)
Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)
Jupiter Saturn Holding Company (Commission File No. )
Towers Perrin
‘Frequently Asked Questions’ About The Deal
1.	Rationale
a.	Does the rationale for this deal have anything to do with the current economic conditions?
2.	The Deal
a.	What do we expect will be the ratio of conversion of WW stock to TP shares?

b.	Is there a risk that this deal will be perceived as anti-competitive?

c.	Are there any external risks to completing the transaction?

d.	How do our leaders perceive the initial press / analyst reaction to the announcement of the combination?

e.	Are there restrictions on purchasing stock prior to combination?
3.	Organizational Structure
a.	How were the three business segments and four geographies for Towers Watson chosen?

b.	What are the contracted tenures for Towers Watson’s CEO and President?
4.	Brand
a.	When will more details on the complementary strengths of both firms be provided? Is it permissible for staff to opine on these complementary strengths in communicating with clients and colleagues?
5.	Client Contact/Issues

No updates
6.	Implications
a.	Do we expect there to be significant numbers of redundancies? When will these choices be made?
7.	Timing and Process
a.	What third parties are supporting the integration effort?

Towers Perrin
Frequently Asked Questions — The Deal: Updated week of 13 July
1.	Rationale
a.	Does the rationale for this deal have anything to do with the current economic conditions? (NEW — Added week of 13 July 2009)

This choice was made with our long-term interests in mind. We did not decide to pursue this combination because of short-term economic pressures or motivations, but rather because we believe it will create an organization that is among the world’s leading professional services firms with a compelling long-term value proposition. We believe that Towers Watson will be stronger than the sum of its parts, positioned for industry leadership long into the future.
2.	The Deal
a.	What do we expect will be the ratio of conversion of WW stock to TP shares? (NEW — Added week of 13 July 2009)

Immediately following the close of the transaction, the Towers Perrin shareholders and Towers Perrin employees who receive restricted stock units and the Watson Wyatt shareholders will each be entitled to receive 50% of Towers Watson’s voting common stock outstanding on a fully diluted basis. Watson Wyatt stockholders will receive one share of Towers Watson common stock for each share of Watson Wyatt common stock they own, while the number of shares to be received by the Towers Perrin shareholders will be based upon a fixed exchange ratio to be determined at the transaction’s closing.

This exchange ratio will be fixed to ensure that Towers Perrin shareholders and employees who receive restricted stock units and Watson Wyatt shareholders receive equal ownership of Towers Watson upon the combination’s closing. As a result, there is no provision in the merger agreement to adjust this fixed exchange ratio.

b.	Is there a risk that this deal will be perceived as anti-competitive? (NEW — Added week of 13 July 2009)

We do not believe that this combination is anti-competitive. We believe that this combination will lead to significant benefits for our stakeholders, including our clients, our people, and our shareholders, as well as the communities in and for which we do business.

As previously disclosed, the transaction is subject to the satisfaction of customary closing conditions, including competition reviews in the U.S. and other countries.

c.	Are there any external risks to completing the transaction? (NEW — Added week of 13 July 2009)

The transaction is subject to approval by Watson Wyatt’s stockholders and Towers Perrin’s shareholders, as well as the satisfaction of customary closing conditions and regulatory review and approvals, including competition reviews in the U.S. and other countries and review by the U.S. Securities and Exchange Commission. Beyond this, we have not identified any substantial elements that may affect the closing of the combination. We will be working with all of our internal and external stakeholders throughout the planning process to identify and address key issues on an ongoing basis.
d.	How do our leaders perceive the initial press / analyst reaction to the announcement of the combination? (NEW — Added week of 13 July 2009)

We have been gratified and excited to see the enthusiasm of others match our own since the announcement. In general, reactions have been extremely positive, as analysts and commentators have recognized the strategic and financial benefits that this combination will bring. There have, of course, been questions, and we look forward to sharing more information to address these questions as details become available, subject to legal limitations.

There was some movement in Watson Wyatt’s stock price on the day after the announcement, but this was relatively minor and not surprising to us. It is common for the stock price of a firm to dip with the news of an announcement such as this, and the markets reacted predictably to this unexpected news.

e.	Are there restrictions on purchasing stock prior to combination? (NEW — Added week of 13 July 2009)

At this present time through the closing of the transaction (unless otherwise notified by the Office of the General Counsel), you may not, directly or indirectly through others, engage in any transaction involving the securities of Watson Wyatt. This restriction applies to any and all purchases, sales and other transfers of Watson Wyatt common stock, options, warrants, and any other debt or equity securities of Watson Wyatt. You should note that there are no exceptions from this restriction based on the size of the transaction.

This restriction applies to all directors, officers, and employees of Towers Perrin, and should also be understood to include members of your immediate family, persons with whom you share a household, persons that are your economic dependents and any other individuals or entities whose transactions in securities you influence, direct or control. You are responsible for making sure that these other individuals and entities comply with this restriction.

We will inform you if and when this restriction is lifted prior to the closing date of the combination with Watson Wyatt.
3.	Organizational Structure
a.	How were the three business segments and four geographies for Towers Watson chosen? (NEW — Added week of 13 July 2009)

The organizational structure for Towers Watson, including the business segments and geographies, was designed by John Haley and Mark Mactas. They wanted to structure the business in a way that would resonate well with both our external and internal constituencies. They aimed to create a streamlined, straightforward and efficient leadership structure that would be easy to communicate, reflect how Towers Watson will be run, facilitate understanding of our various businesses and create business units of meaningful size.

While we have three overall business segments, there is no intention to lose the practice identities or to cause a loss of synergy across or within segments.

b.	What are the contracted tenures for Towers Watson’s CEO and President? (NEW — Added week of 13 July 2009)

As Towers Watson will be a public company, there typically will not be appointed terms for senior leadership. Towers Watson’s Board of Directors will consider leadership appointments in due course, as it is appropriate.
4.	Brand
a.	When will more details on the complementary strengths of both firms be provided? Is it permissible for staff to opine on these complementary strengths in communicating with clients and colleagues? (NEW — Added week of 13 July 2009)

The combination of Towers Perrin and Watson Wyatt does not merely create a larger company. The two firms have complementary geographic strengths so that Towers Watson’s overall geographic position is improved more than if we were each strong in the exact same geographies.

Similarly, we also complement one another in specific practice areas. Towers Perrin, for example, has a larger Health Care practice, while Watson Wyatt has a larger Investment practice. Towers Perrin has a Reinsurance practice — which Watson Wyatt does not have — while Watson Wyatt has a Technology Administration Solutions practice — which Towers Perrin does not currently have. In some areas, each organization supplements the needs of the other.

Beyond recognizing these strengths, you should not opine to clients about the approach that Towers Watson will take once the transaction has closed, and more importantly, you are prohibited from taking any actions based on such unfounded speculation. Remember, until the combination has closed, we must act as independent and separate companies and continue to compete where we compete today.
5.	Client Contact/Issues
No updates
6.	Implications
a.	Do we expect there to be significant numbers of redundancies? When will these choices be made? (NEW — Added week of 13 July 2009)

We haven’t made any decisions with respect to redundancies at this point, and are prohibited from making any such decisions until the transaction closes. As part of the integration planning program, there will be merger teams created for the enterprise, as well as for each of Towers Watson’s new business segments, geographies and corporate functions. These teams will be developing organizational structures and, post-close, strategies for each of Towers Watson’s units.

In collaboration with the People Team, which is responsible for working with Towers Watson’s executives to plan Towers Watson’s people strategy and its supporting elements, these merger teams will make choices on resource requirements for their respective units. As we proceed through this planning process, we will look for ways to combine the unique strengths of both organizations and draw upon our shared values — excellence, innovation, integrity, professionalism, collaboration and respect — to guide our actions and choices. We intend to make decisions with a focus on our future and a respect for our history, and aim in all cases to bring together the best practices, capabilities and assets from the current organizations. We expect the majority of these decisions to be made and implemented within 12-24 months after the transaction has closed, though some decisions could be made sooner following the transaction’s closing. However, until the transaction closes and we can meet with our counterparts to discuss these matters, we do not know what our needs will be.

As always, please remember that until the combination closes, both companies must act as independent and separate companies.
7.	Timing and Process
a.	What third parties are supporting the integration effort? (NEW — Added week of 13 July 2009)

Goldman Sachs is acting as financial advisor and Milbank, Tweed, Hadley & McCloy LLP is acting as legal advisor to Towers Perrin. Banc of America Merrill Lynch Securities is acting as financial advisor and Gibson, Dunn & Crutcher LLP is acting as legal advisor to Watson Wyatt.

Additionally, we have retained consultants from the Monitor Group, a strategy consulting firm, to assist with developing and executing the integration planning program. The consultants from Monitor will be working with both Towers Perrin and Watson Wyatt to ensure a smooth rollout of the integration planning program.

Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information
This communication was issued the week of July 13, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.
Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.